VIA EDGAR AND OVERNIGHT COURIER

June 23, 2014

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Ms. Mara L. Ransom

Re:	athenahealth, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 7, 2014
Definitive Proxy Statement
Filed April 30, 2014
File No. 001-33689

Ladies and Gentlemen:
This letter is being furnished by athenahealth, Inc. (“athenahealth,” “we,” “us,” or “our”) in response to comments contained in the letter dated June 13, 2014, from Mara L. Ransom of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jonathan Bush, our Chief Executive Officer, President, and Chairman of the Board of Directors, with respect to our Definitive Proxy Statement that was filed with the Commission on April 30, 2014.
Definitive Proxy Statement filed April 30, 2014
Compensation Discussion and Analysis, page 15
Cash Bonus, page 21
Threshold Goals, page 22

1.
We note your indication that you have not disclosed the specific target levels for the “Bookings” metric because you believe that such disclosure would result in serious competitive harm. Please provide us with a detailed explanation for this conclusion. See Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web site, www.sec.gov.

RESPONSE: As our outside counsel, Michael Bison of Goodwin Procter LLP, discussed with Dean Brazier on June 18, 2014, we respectfully advise the Staff that the Bookings metric is the same metric previously redacted in our filings with the Commission as permitted by Instruction 4 to Item 402(b) of Regulation S-K and extensively reviewed by the Commission on at least two occasions (see, e.g., the Commission’s comment letters delivered in connection with our S-1 Registration Statement in 2007 and in connection with our Definitive Proxy Statement filed with the Commission in 2009). On each of these prior occasions, we disclosed to the Staff in detail our rationale for not disclosing specific performance metrics and targets, including Bookings. We would be pleased to provide the Staff with copies of the relevant correspondence on a supplemental basis.
We further advise the Staff that disclosure of specific target levels for the Bookings metric would result in the disclosure of confidential commercial or financial information, which would cause us competitive harm for the following reasons:

•	our competitors would use the data in sales pitches to our current and potential clients to our disadvantage; or

•	disclosure may harm our client relationships.
The Bookings performance metric is not an objectively determined historical financial metric. Rather, the Bookings performance metric measures the estimated future dollar value of new contracts, which we refer to as bookings. Since we do not collect business services revenue from clients until our services are implemented, we estimate the revenue that we expect to receive from clients at the time of booking. Moreover, our business services revenue is typically 2% to 8% of a practice’s actual collections and is largely driven by: the number of physician practices and other service providers we serve, the number of physicians and other medical providers working in those physician practices, the volume of activity and related collections of those physicians, the mix of our services used by those physician practices, and our contracted rates. Therefore, the revenue we expect to receive from clients is based on an estimate of what the client’s total collections will be using our services.
The Bookings metric is thus an estimate based on an estimate and accordingly a highly subjective metric based on our own internal, subjective determination of a variety of factors affecting our business at a particular time. It is inherently volatile and cannot be (and should not be) used to predict actual revenue in future periods.
If the Bookings metrics were to be disclosed in our periodic filings, we believe that third parties would inappropriately draw certain conclusions regarding our internal expectations for revenue in future periods, which would almost certainly be incorrect. We believe that competitors would use any discrepancy between these metrics and actual revenue to their competitive advantage in sales pitches to current or potential clients by incorrectly correlating the discrepancy with terminated bookings or evidence of the failure of our services to perform effectively. Such conclusions would be an unfair and inappropriate inference and could potentially have a material adverse effect on our ability to effectively compete in the marketplace.
Additionally, disclosure of the Bookings metrics would cause us competitive harm by damaging our client relationships. Since bookings are based on our own internal estimate of a client’s total collections, if a large client signs a contract for our services and we disclose bookings for that quarter, then the large client’s collections could be derived from the bookings figure. Our clients do not wish to have such estimates of their future period collections disclosed in this manner and any such disclosure could have a material adverse effect on these relationships.
As a result, we advise the Staff that we believe that disclosure of this confidential commercial or financial information would result in competitive harm to us.

*    *    *
We acknowledge that:

•	athenahealth is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	athenahealth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information, please telephone me at (617) 402-1397.

Sincerely,

/s/ Daniel H. Orenstein
Daniel H. Orenstein
Senior Vice President, General Counsel, and Secretary

cc:	Lawrence S. Wittenberg, Esq. (Goodwin Procter LLP)
Michael H. Bison (Goodwin Procter LLP)